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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934



(Amendment No.  Four (4)                                )


                  EMCEE Broadcast Products, Inc.
                         (Name of Issuer)

                           Common
                 (Title of Class of Securities)


                        268650-10-8
                       (CUSIP Number)


                    Robert S. Sensky, Esquire


2 East Broad Street, 6th Floor, Hazleton, PA 18201; (717) 4554731
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


                        May 23, 1996
(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(b)(3) or (4), check the following .

CUSIP NO.  268650-10-8
1) Names of Reporting Persons       Burton T. Witt:###-##-####
S.S. or I.R.S. Identification       Martin D. Cohn: ###-##-####
Nos. of Above Persons

2)Check the Appropriate Box         (a)
if a Member of a Group
(see instructions)                  (b)

3) SEC Use Only

4)Source of Funds (See Instructions) 00

5)Check if Disclosure of Legal
Proceedings is Required Pursuant
to Items 2(d) or 2(e)

6) Citizenship or Place of OrganizationUnited States of America

Number of Shares Bene-    (7)Sole Voting Burton T. Witt:344,970
ficially Owned by Each       Power
Reporting Person With

Owned by Each Reporting   (8)Shared
Person With                Voting Power    None

                          (9)Sole Dis-
                           positive Power  None

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                          (10)Shared Dis-  Burton T. Witt and
                          positive Power   Martin D. Cohn:344,970

11)Aggregate Amount Beneficiary
Owned by Each Reporting Person             344,970

12)Check if the Aggregate Amount in
Row (11) Excludes Certain Shares
(See Instructions)

13)Percent of Class Represented by
Amount in Row (11)                         7.909%

14)Type of Reporting Person
(See Instruction)                          00

ITEM 1 -SECURITY AND ISSUER.
The title of the class of equity securities to which this statement relates is common stock. The name of the issuer of such securities is EMCEE Broadcast Products, Inc., with its principal executive offices located at Susquehanna Street Extension West, P.O. Box 68, White Haven, Pennsylvania 18661-0068.
ITEM 2 -IDENTITY AND BACKGROUND.
The persons filing this statement are Burton T. Witt and Martin D. Cohn. Both Mr. Witt and Mr. Cohn are practicing attorneys and counselors at law. Mr. Witt practices law with Burton T. Witt & Associates, at Suite 3900, One LaSalle Street, Chicago, Illinois 60602. Mr. Cohn practices law with Laputka, Bayless, Ecker & Cohn,
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P.C., at 2 East Broad Street, 6th Floor, Hazleton, Pennsylvania
18201. During the last five years, neither Mr. Witt nor Mr. Cohn was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Also, during the last five years, neither Mr. Witt nor Mr. Cohn was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Both Mr. Witt and Mr. Cohn are citizens of the United States of
America.
ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
No funds or other consideration were used to acquire any of the equity securities described herein. By way of further explanation, see Item 4 below.
ITEM 4 -PURPOSE OF TRANSACTION.
The equity securities described herein became beneficially owned by
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Mr. Witt and Mr. Cohn as a result of the death of Shirley Chalmers.
Miss Chalmers' Will names Mr. Witt as the executor of her estate.
As such, Mr. Witt and Mr. Cohn have been advised that Mr. Witt has sole voting power with respect to the equity securities of the issuer held by the estate.
Miss Chalmers' Will further provides that Mr. Witt and Mr. Cohn, in their sole discretion, shall sell such equity securities over a period of ten years from the date of Miss Chalmers death for the benefit of the Weizmann Institute of Science. Under the applicable Rules of the Securities and Exchange Commission ("SEC"), therefore, Mr. Witt and Mr. Cohn share dispositive power with respect to such shares.
The sole purpose for the acquisition of the equity securities described herein is to sell them in the manner previously described and to distribute the proceeds thereof to the Weizmann Institute of Science in accordance with the provisions of Miss Chalmers' Will.
ITEM 5 -INTEREST IN SECURITIES OF THE ISSUER.
The aggregate number of equity securities identified in Item 1 of this statement is 344,970 shares, representing 7.909% of the class of such securities.
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As indicated above, Mr. Witt has sole voting power over such aggregate number of securities and shared dispositive power over them with Mr. Cohn.
On May 23, 1996, Mr. Witt and Mr. Cohn effected the sale of 200,000 shares of the equity securities of the issuer to the issuer. Prior to that date, Mr. Witt and Mr. Cohn beneficially owned, in the manner herein described, 544,970 shares of such equity securities. The gross sale price was $6.3125 per share.
ITEM 6 -CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
The sale of the equity securities of the issuer described in Item
5 above was subject to a letter agreement, dated May 1, 1996, between Mr. Witt, the issuer, EMCEE Cellular Inc. and The American Committee for the Weizmann Institute of Science, Inc. That letter agreement is attached as an exhibit hereto.
Except as disclosed in Item 7 below and included as an exhibit hereto, there are no other contracts, arrangements, understandings or relationships, (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any of the equity securities of the issuer described herein.
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ITEM 7 -MATERIALS TO BE FILED AS EXHIBITS.
The following are attached as exhibits to this statement:
Description of ExhibitPage Number
Non-Qualified Stock Option
 Agreement  . . . . . . . . ..(1)

Agreement Pursuant to
 Rule 13d-1(f). . . . . . . ..(1)

Letter Agreement, dated
 October 4,1995 . . . . . . ..(2)

Letter Agreement, dated
 November 29, 1995  . . . . ..(3)

Letter Agreement, dated
 December 20, 1995  . . . . ..(4)

Letter Agreement, dated
 May 1, 1996  . . . . . . . . . 8

(1)Incorporated by reference from the Schedule 13D filed with the SEC on or about July 19, 1995.

(2)Incorporated by reference from the amended Schedule 13D
(Amendment No. 1) filed with the SEC on or about October 20, 1995.

(3)Incorporated by reference from the amended Schedule 13D
(Amendment No. 2) filed with the SEC on or about December 11, 1995.

(4)Incorporated by reference from the amended Schedule 13D
(Amendment No. 3) filed with the SEC on or about January 4, 1996.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 1996                   June 3, 1996
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Date                           Date

Burton T. Witt /s/             Martin D. Cohn /s/
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Signature                      Signature

Burton T. Witt                 Martin D. Cohn
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Name                           Name